Krys Boyle, P.C.
                               Attorneys at Law
Telephone                    Suite 2700 South Tower              Facsimile
(303) 893-2300               600 Seventeenth Street         (303) 893-2882
                        Denver, Colorado  80202-5427


                               January 18, 2007

Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 4561
Washington, D.C.  20549

     Re:   American TonerServ Corp.
           Amendment No. 3 to Form SB-2
           File No. 333-137831

Dear Mr. Schuman:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated January 16, 2007 (the "Comment Letter") regarding American TonerServ Corp. ("American TonerServ" or the "Company"). The entire text of the comment contained in your comment letter has been reproduced in this letter for ease of reference. A response to the comment is set forth immediately below the text of the comment.

Form SB-2
---------
Executive Compensation, page 31
-------------------------------

1. Please note that the Commission recently revised disclosure requirements regarding compensation and related persons disclosure and other matters in Release No. 33-8732A. Please update your disclosure accordingly. Please see Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

     We have filed a further amendment to the registration statement to provide the executive compensation information for the year ended December 31, 2006 on pages 31 through 36 of the prospectus. The information has been prepared in compliance with the new requirements of Item 402 of Regulation S-B.

     In addition, we have revised the disclosures in the Certain Transactions section on pages 39 through 41 of the prospectus to conform the disclosures to the new requirements of Item 404 of Regulation S-B. No additional transactions are disclosed in that section since all of the related party transactions to the date of filing had been previously disclosed.

     We have also updated certain other information in the prospectus to the latest practical date. The only material changes that were made are in the Security Ownership of Management and Certain
     Stockholders section on pages 37 and 38.

  _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

     Please contact the undersigned if we can be of any additional assistance in connection with your review of this matter.

                                     Very truly yours,

                                     KRYS BOYLE, P.C.



                                     By:/s/ James P. Beck
                                        James P. Beck

cc:  American TonerServ Corp.